KIRKLAND LAKE GOLD ANNOUNCES RECORD QUARTERLY AND FULL-YEAR PRODUCTION

Toronto, Ontario - January 9, 2020 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced record production for the fourth quarter (“Q4 2019”) and full-year (“FY 2019”) 2019. Production in Q4 2019 totaled 279,742 ounces, an increase of 21% from 231,217 ounces for the same period in 2018 (“Q4 2018”), with the increase driven by record quarterly production at the Fosterville Mine of 191,893 ounces. For FY 2019, consolidated production totaled 974,615 ounces, 35% higher than 723,701 for full-year 2018 (“FY 2018”). FY 2019 production at Fosterville of 619,366 ounces beat the mine’s FY 2019 guidance of 570,000 - 610,000 ounces. Production at Macassa Mine in FY 2019 totaled 241,297 ounces, in line with FY 2019 guidance of 240,000 - 250,000 ounces. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

The Company’s cash position increased $90 million or 15% during Q4 2019, with total cash and equivalents at December 31, 2019 totaling $705 million. During Q4 2019, $30.0 million was used to repurchase 727,200 common shares through the Company’s normal course issuer bid (“NCIB”), with an additional $25.0 million used for a strategic investment. For FY 2019, cash and equivalents increased $373 million or 112% from $332 million at December 31, 2018.

Highlights of Q4 2019 and FY 2019 production results:

•
Record consolidated production of 279,742 ounces, 21% increase from 231,217 ounces in Q4 2018 and 13% higher than 248,400 ounces the previous quarter (“Q3 2019”) (FY 2019 consolidated production of 974,615 ounces, 35% increase from 723,701 ounces for FY 2018)

•	Gold poured in Q4 2019 of 279,054 ounces, with consolidated gold sales of 278,438 ounces (FY 2019 gold poured of 978,455 ounces, with total gold sales of 979,733 ounces)

•
Record quarterly production at Fosterville totaling 191,893 ounces in Q4 2019, 54% increase from 124,307 ounces in Q4 2018 and 21% higher than 158,327 ounces in Q3 2019 (FY 2019 production of 619,366 ounces, 74% increase from 356,230 ounces in FY 2018)

•
Production at Macassa in Q4 2019 totaling 56,379 ounces compared to 69,936 ounces in Q4 2018 and 62,945 ounces in Q3 2019 (FY 2019 production of 241,297 ounces, largely unchanged from 240,126 ounces in FY 2018)

•
Production at Holt Complex of 31,469 ounces in Q4 2019 compared to 36,974 ounces in Q4 2018 and 27,128 ounces the previous quarter (FY 2019 production of 113,952 ounces compared to 127,344 ounces in FY 2018).

Other key developments during Q4 2019, include:

•	Continued exploration success

◦
Fosterville: High-grade Swan Zone mineralization extended 80 metres down plunge of current Mineral Reserves, with continuity of Phoenix Gold System confirmed 950 metres down-plunge of Swan Zone; Mineralization in Cygnet Zone identified over 650 metre strike length; 550 m down-plunge extension at Robbin’s Hill with intersections containing visible gold, results demonstrate potential of Robbin’s Hill to become second mining front to feed Fosterville Mill

◦	Macassa: Drilling continues to confirm and extend high-grade mineralization to the east and west of existing Mineral Resources in South Mine Complex; Expands high-grade zones along Amalgamated Break

◦
Northern Territory: Intersection of high-grade mineralization at Lantern Deposit, Union Reefs and Pine Creek supports potential for long-term, profitable production at 2.4 million tonne per annum Union Reefs Mill; 8,733 ounces produced at Union Reefs Mill during Q4 2019 as part of ongoing advanced exploration program.

•	Continued focus on shareholder value

◦	50% increase in quarterly dividend, to $0.06 per share, effective Q4 2019 dividend payment, to be paid on January 13, 2020 to shareholders of record on December 31, 2019

◦	727,200 shares repurchased through NCIB in Q4 2019 for $30.0 million (C$39.5 million). (Total share repurchases in FY 2019 of 1,127,000 shares for total of $42.8 million (C$56.7 million.))

◦
Strategic investment totaling $25.0 million (C$32.5 million) made in Q4 2019 to acquire 57 million shares of Wallbridge Mining Company Limited (C$0.57 per share), representing 9.9% of issued and outstanding common shares (C$0.84 per share closing price on January 8, 2020).

•	Agreement to Acquire Detour Gold Corporation

◦
Company announced agreement to acquire all common shares of Detour Gold Corporation (“Detour”) on November 25, 2019; Acquisition will add third cornerstone asset, Detour Lake Mine, located in Ontario, Canada, increase Company’s free cash flow, Mineral Reserves and production, offer opportunities for synergies and other value creation opportunities totaling $75 - $100 million per year and combine Kirkland Lake Gold’s industry-leading balance sheet strength with Detour Lake’s exceptional growth, expansion and exploration potential. (Meeting of Kirkland Lake Gold shareholders to be held on January 28, 2020). (See section “Detour Transaction” later in this press release for further details.)

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “Kirkland Lake Gold had its best year ever in 2019. We increased production 35%, more than doubled our cash position and continued to achieve significant exploration success. We also raised our dividend twice, repurchased 1,127,000 shares through our NCIB and increased our share price by 60% for the year. Both Fosterville and Macassa had excellent years in 2019, with Fosterville easily beating full-year production guidance and Macassa producing over 240,000 ounces, in line with target levels. Looking at exploration, recently released drill results at Fosterville and Macassa are very encouraging and support our view that these mines are not only among the world’s most profitable operations, they also represent two of the most exciting exploration projects in the gold industry today. Also contributing to our organic growth potential is our work in the Northern Territory of Australia, where advanced exploration work is progressing with a goal of resuming commercial operations as early as next month when we release our updated Mineral Reserve and Mineral Resource estimates. Providing additional upside for the future is our recent agreement to acquire Detour Gold, where we see opportunities for substantial value creation through investment in Detour Lake Mine’s considerable growth, expansion and exploration potential.

“Turning to Q4 2019, we achieved a record quarter, producing close to 280,000 ounces, well above the previous quarterly record of 248,400 ounces set in Q3 2019. The record performance resulted from an outstanding quarter at Fosterville, where grades averaged just under 50 grams per tonne, the mine’s highest average quarterly grade ever by a wide margin. The average grade at Fosterville was better than expected, mainly due to grade outperformance at a number of stopes in the high-grade Swan Zone. In Canada, we had a solid performance during the quarter at Macassa, as higher throughput levels largely offset the impact lower than expected grades, and achieved improved results at the Holt Complex, with Q4 2019 being the strongest quarter of the year at these operations.

“Finally, we have watched with great concern and empathy the devasting impact of recent bush fires along the eastern seaboard of Victoria and New South Wales in Australia. As a result, Kirkland Lake Gold is donating A$1.0 million to support relief and recovery efforts. In addition, we are also initiating a program with CFA (Country Fire Authority) units to assist in funding new projects aimed at improving fire readiness. Our operations in Australia have not been affected by the fires, but clearly the impact in many areas has been severe and we are pleased to be contributing to the massive relief and recovery effort required in the aftermath of the fires.”

Q4 and FY 2019 Production Results1

	Q4 2019	Q4 2018	Q3 2019	FY 2019	FY 2018
Fosterville
Ore Milled (tonnes)	121,998	98,797	119,412	492,874	456,909
Grade (g/t Au)	49.3	39.7	41.8	39.6	24.9
Recovery (%)	99.2	98.6	98.6	98.8	97.3
Gold Production (ozs)	191,893	124,307	158,327	619,366	356,230
Macassa
Ore Milled (tonnes)	87,573	85,523	85,834	324,077	354,469
Grade (g/t Au)	20.5	25.9	23.3	23.6	21.6
Recovery (%)	97.8	98.0	97.8	97.9	97.7
Gold Production (ozs)	56,379	69,936	62,945	241,297	240,126
Holt Complex[2]
Ore Milled (tonnes)	252,801	227,940	214,542	853,528	860,022
Grade (g/t Au)	4.1	5.3	4.2	4.4	4.9
Recovery (%)	94.1	94.7	94.2	94.7	94.7
Gold Production (ozs)	31,469	36,974	27,128	113,952	127,344
Total Consolidated Production (ozs)	279,742	231,217	248,400	974,615	723,701
Total Consolidated Gold Sales (ozs)	278,438	225,692	256,276	979,733	722,277

1)	Numbers may not add due to rounding

2)
The Holt Complex includes the Holt Mine, Taylor Mine and Holloway Mine, which all feed the Holt Mill. On February 21, 2019, the Company announced plans to resume operations at Holloway following completion of a revised and updated royalty agreement. Production from Holloway is included in the Company’s commercial production effective that date.

Performance Against Full-Year 2019 Production Guidance

	Macassa	Holt Complex	Fosterville	Consolidated
2019 Guidance (,000 ozs)	240 - 250	120 - 130	570 - 610	950 - 1,000
FY 2019 Production (ozs)	241,297	113,952	619,366	974,615

FY 2019 production achieved the Company’s guidance of 950,000 - 1,000,000 ounces, totaling 974,615 ounces. FY 2019 production increased 35% from 723,701 ounces in FY 2018. The main contributor to the strong growth compared to FY 2018 was record production at Fosterville, mainly due to a significant improvement in the average grade reflecting the ramp up of production from the high-grade Swan Zone. Production from Fosterville in FY 2019 of 619,366 was better than the guidance range of 570,000 - 610,000 ounces due to a higher than expected average grade, largely during Q4 2019. Macassa produced 241,297 ounces in FY 2019, in line with FY 2019 guidance of 240,000 - 250,000 ounces and largely unchanged from FY 2018. The Holt Complex produced 113,952 ounces in FY 2019 compared to 127,344 ounces in FY 2018 and below revised guidance of 120,000 - 130,000 ounces. The Company continues to review the future plans for the Holt Complex operations.

Review of Operating Mines
Fosterville
The Fosterville Mine produced 191,893 ounces in Q4 2019, an increase of 54% from 124,307 ounces in Q4 2018 and 21% higher than 158,327 ounces the previous quarter. Production in Q4 2019 resulted from processing 121,998 tonnes at a record average grade of 49.3 g/t and with record average mill recoveries of 99.2%. The growth in production from both prior periods reflected higher average grades, increased tonnes processed and improved recoveries. The average grade increased 24% from Q4 2018 and 18% from the previous quarter, with the increase from both prior periods largely due to grade outperformance in a number of Swan Zone stopes during Q4 2019. Higher levels of production from the Swan Zone also contributed to the increase in average grade compared to Q4 2018.

Production at Fosterville for FY 2019 totaled 619,366 ounces, a 74% increase from 356,230 ounces in FY 2018. FY 2019 production resulted from processing 492,874 tonnes at an average grade of 39.6 g/t and average recoveries of 98.8%. The increase from FY 2018 was largely due to a 59% improvement in the average grade, largely reflecting the ramp up of production from the Swan Zone, which commenced in Q3 2018. Mill throughput levels also contributed to the increase, with an average of 1,350 tonnes per day being processed in FY 2019, in line with expected levels and higher than the 1,250 tonnes per day processed in FY 2018. Average recovery rates also improved year over year.

Macassa
The Macassa Mine produced 56,379 ounces in Q4 2019 compared to 69,936 ounces in Q4 2018 and 62,945 ounces the previous quarter. Production in Q4 2019 resulted from processing 87,573 tonnes at an average grade of 20.5 g/t with average recoveries of 97.8%. The change in production from both prior periods resulted from a lower average grade in Q4 2019, largely reflecting grade underperformance in certain stopes, which more than offset the impact of higher tonnes processed. Tonnes processed in Q4 2019 averaged 952 tonnes per day versus 930 tonnes per day in Q4 2018 and 933 tonnes per day the previous quarter.

Production at Macassa in FY 2019 totaled 241,297 ounces, largely unchanged from 240,126 ounces in FY 2018. Production in FY 2019 resulted from processing 324,077 tonnes at an average grade of 23.6 g/t with average recoveries of 97.9%, which compared to processing 354,469 tonnes at an average grade of 21.6 g/t with average recoveries of 97.7% during FY 2018. The impact of a higher average grade in FY 2019 compared to FY 2018 was largely offset by reduced tonnes processed compared to FY 2018. The increase in the average grade in FY 2019 largely resulted from grade outperformance in a number of stopes around the 5700 Level of the South Mine Complex, largely in the first quarter of the year. Tonnes processed in FY 2019 averaged 888 tonnes per day compared to 971 tonnes per day for the same period in 2018. Contributing to the reduction in tonnes processed in FY 2019 were lower than expected processing rates during the second quarter of 2019 largely reflecting the impact of excessive water in the mine during the spring run-off, which limited the use of the lower loading pocket at the #3 Shaft.

Holt Complex
During Q4 2019, the Holt Complex produced 31,469 ounces based on processing 252,801 tonnes at an average grade of 4.1 g/t with average recoveries of 94.1%. Production in Q4 2019 compared to production of 36,974 ounces in Q4 2018 when a total of 227,940 tonnes were processed at an average grade of 5.3 g/t with average recoveries of 94.7%. The change from Q4 2018 largely reflected a lower average grade at both Holt Mine and Taylor Mine, which more than offset the impact of 5,797 ounces of production at Holloway Mine in Q4 2019 following the resumption of commercial operation at Holloway during the first quarter of 2019 (895 ounces produced in Q4 2018 resulting from the processing of stockpiled material). Production in Q4 2019 of 31,469 ounces compared to production of 27,128 ounces the previous quarter when a total of 214,542 tonnes were processed at an average grade of 4.2 g/t with average recoveries of 94.2%. The increase from Q3 2019 reflected higher production at the Holt Mine, reflecting both increased mill throughput and an increase in the average grade, as well as increased production from Holloway, where 3,792 ounces were produced in Q3 2019.

In 2019, the Holt Complex produced 113,952 ounces from processing 853,528 tonnes at an average grade of 4.4 g/t with average recoveries of 94.7%. FY 2019 production compared to 127,344 ounces of production for FY 2018 when a total of 860,022 tonnes at an average grade of 4.9 g/t with average recoveries of 94.7%. The reduction versus YTD 2018 reflected lower tonnes processed and average grades at Holt Mine and significantly reduced tonnes processed at Taylor. The Holloway Mine produced 12,210 ounces in YTD 2019 compared to 942 ounces for the same period in 2018.

Northern Territory
Test processing of low-grade mineralization from the Lantern Deposit at the Cosmo Mine commenced in early October 2019. A total of 8,733 ounces were produced at the Union Reefs Mill during Q4 2019, with the proceeds from gold sales being accounted for as a reduction in capital expenditures. The processing of Lantern mineralization is being undertaken as part of an advanced exploration program aimed at evaluating a potential resumption of operations in the Northern Territory of Australia. The advanced exploration program is expected to continue into 2020, with proceeds from gold sales continuing to reduce capital expenditures pending a decision to resume commercial operations, which could be made as early as February 2020 following release of the Company’s Mineral Reserve and Mineral Resource estimates as at December 31, 2019.

Detour Transaction
On November 25, 2019, the Company announced that it has entered into a definitive agreement to acquire all issued and outstanding common shares of Detour pursuant to a plan of arrangement (the “Transaction”).

The Kirkland Lake Gold Board of Directors unanimously recommends that Kirkland Lake Gold shareholders vote FOR the Transaction. The terms of the Transaction and the potential benefits to the Company’s shareholders are further described in the Company’s management information circular (the “Circular”) which is available on the on the Company’s website at www.klgold.com/detouracquisition and on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

For shareholders with questions or requiring assistance voting their shares, please contact Kingsdale Advisors, the Company’s strategic shareholder advisor and proxy solicitation agent, by telephone at 1.877.659.1821 toll-free in North America (+1.416.867.2272 for collect calls outside of North America) or by e-mail at contactus@kingsdaleadvisors.com, or your professional advisor.

Qualified Person
Natasha Vaz, P.Eng., Vice President, Technical Services is a “qualified person” as defined in National Instrument 43-101 and has reviewed and approved disclosure of the technical information and data in this News Release.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019, with target production for 2020 of 950,000 - 1,000,000 ounces. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information
This press release contains “forward looking statements” and "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.
Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes to production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating or technical difficulties); fluctuation in gold price; changes in foreign exchange rates (particularly the Canadian dollar, Australia dollar and U.S. dollar); disruptions affecting operations; the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws and regulations (including tax legislation); and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form, financial statements and related MD&A for the financial year ended December 31, 2018 and for the quarterly period ended September 30, 2019, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.
Forward looking statements include information as to plans, strategy and future operational and financial performance, project timeline, expected production rates, the use of stockpile inventory, expected recoveries and other statements that express management’s expectations or estimates on future production and full-year guidance. While such statements are considered reasonable by the Company at the time of making such statements, should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com